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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TravelCenters of America LLC
Full Name of Registrant

Former Name if Applicable

24601 Center Ridge Road, Suite 200
Address of Principal Executive Office (Street and Number)

Westlake, OH 44145-5639
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Company’s Form 12b-25 filed on March 17, 2014 (the “Prior Form 12b-25”), TravelCenters of America LLC (the “Company”) has not filed its Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Annual Report”) due to unanticipated delays encountered in connection with the Company’s accounting for income taxes as well as general delays encountered in connection with the completion of the Company’s accounting processes and procedures.  As a result of the delay in completing the 2013 Annual Report, the Company is also unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2014 (the “Form 10-Q”) within the prescribed time period.

The Company does not expect to file the Form 10-Q within the 5 calendar day extension provided by Rule 12b-25, but is working to file both the 2013 Annual Report and the Form 10-Q as soon as possible.

(Attach extra Sheets if Needed)

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Andrew J. Rebholz	440	808-9100
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	Annual Report on Form 10-K for the period ended December 31, 2013
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No
			See below at *
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* As described in Part III of this Notification of Late Filing, the Company is in the process of completing its 2013 Annual Report and the work thereon has delayed the completion of the Form 10-Q.  Because the completion of the Company’s condensed consolidated financial statements for the three months ended March 31, 2014, is in progress, the Company is unable to reasonably estimate the amount of net income or loss it expects to report for the first quarter of 2014 and whether there is a significant change in results of operations from the corresponding period for the last fiscal year.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS NOTIFICATION OF LATE FILING MAY CONTAIN STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS.  ALSO, WHENEVER THE COMPANY USES WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE” OR SIMILAR EXPRESSIONS, THE COMPANY IS MAKING FORWARD LOOKING STATEMENTS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE COMPANY’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR.  ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THESE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS.  FOR EXAMPLE:

•      THIS NOTIFICATION OF LATE FILING STATES THAT THE COMPANY DOES NOT EXPECT TO FILE THE FORM 10-Q WITHIN THE 5 CALENDAR DAY EXTENSION PERIOD PROVIDED BY RULE 12B-25, BUT IS WORKING TO FILE BOTH THE 2013 ANNUAL REPORT AND THE FORM 10-Q AS SOON AS POSSIBLE.  THIS STATEMENT MAY IMPLY THAT THE COMPANY WILL FILE EACH OF THE 2013 ANNUAL REPORT AND THE FORM 10-Q IN THE NEAR TERM AND THAT IT WILL NOT SUFFER ANY ADVERSE CONSEQUENCES AS A RESULT OF THE LATE FILINGS.  HOWEVER, THE COMPANY MAY NOT FILE EITHER THE 2013 ANNUAL REPORT OR THE FORM 10-Q IN THE NEAR TERM. FURTHER, AS A RESULT OF THE COMPANY’S INABILITY TO FILE SUCH REPORTS WITHIN THE RESPECTIVE EXTENSION PERIODS PROVIDED BY RULE 12B-25, THE COMPANY’S ABILITY TO USE ITS SHELF REGISTRATION STATEMENT ON FORM S-3 WILL BE RESTRICTED AND THE COMPANY MAY INCUR OTHER NEGATIVE EFFECTS.

•      THE COMPANY HAS NOT YET COMPLETED ITS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND THE REQUIRED DISCLOSURES FOR INCLUSION IN THE FORM 10-Q.  AS A RESULT, THE COMPANY’S RESULTS OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2014, COULD DIFFER MATERIALLY AS COMPARED TO THE COMPANY’S RESULTS OF OPERATIONS AS REFLECTED IN THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2013.

FOR THESE REASONS, AMONG OTHERS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS IN THIS NOTIFICATION OF LATE FILING.  ALL FORWARD-LOOKING STATEMENTS ARE BASED ON INFORMATION CURRENTLY AVAILABLE TO THE COMPANY ON THE DATE HEREOF, AND THE COMPANY UNDERTAKES NO OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS FILING, EXCEPT AS REQUIRED BY LAW.

TravelCenters of America LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2014	By	/s/ Andrew J. Rebholz
Andrew J. Rebholz
Executive Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).